UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 6

REYNOLDS AMERICAN INC.

(Name of the Issuer)

Reynolds American Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share and

Series B Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common stock: 761713106

Series B preferred stock: N/A

(CUSIP Number of Class of Securities)

McDara P. Folan, III, Esq.

Senior Vice President, Deputy General Counsel

and Secretary

Reynolds American Inc.

401 North Main Street

Winston-Salem, NC 27101

United States

+1 (336) 741-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Randi C. Lesnick, Esq.

Timothy J. Melton, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

+1 (212) 326-3939

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Amount Previously Paid: $3,397,344.38	Filing Party: British American Tobacco p.l.c.
Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-217939)	Date Filed: May 12, 2017

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto as amended (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by Reynolds American Inc., a North Carolina corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby (“RAI” or the “Filing Person”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 16, 2017 (as amended as of June 8, 2017, the “merger agreement”), among RAI, British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales (“BAT”), BATUS Holdings Inc., a Delaware corporation and a wholly owned subsidiary of BAT and Flight Acquisition Corporation, a North Carolina corporation and a wholly owned subsidiary of BAT (“Merger Sub”), providing for the merger of Merger Sub with and into RAI, with RAI continuing as the surviving corporation in the merger and as a wholly owned subsidiary of BAT (the “merger”).

On June 14, 2017, RAI filed a definitive proxy statement on Schedule 14A (the “definitive proxy statement”) relating to the special meeting of RAI’s shareholders. On July 11, 2017, RAI filed a Form 8-K containing supplemental disclosures to the definitive proxy statement (the “proxy statement supplement,” together with the definitive proxy statement, the “proxy statement”). The information set forth in the proxy statement, including all annexes, exhibits and appendices thereto, is hereby incorporated in its entirety herein by reference, and the responses to each item in this Final Amendment are qualified in their entirety by the information in the proxy statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

i

Item 15. Additional Information (Regulation M-A Item 1011)

(c) Other Material Information.

Item 15(c) is hereby amended and supplemented as follows:

On July 19, 2017, at the special meeting of RAI’s shareholders, RAI’s shareholders voted (1) to approve the merger agreement, including the plan of merger contained therein, (2) to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by RAI or BAT to RAI’s named executive officers and that are based on or otherwise relate to the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable and (3) to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

On July 19, 2017, at a general meeting of BAT’s shareholders, BAT’s shareholders voted (1) to approve the merger agreement and the applicable transactions contemplated thereby as a Class 1 transaction and (2) to approve the authorization for BAT directors to allot and issue the ordinary shares, nominal value 25 pence per share, of BAT (“BAT ordinary shares”) underlying the BAT American depositary shares (“BAT ADSs”) constituting the stock portion of the merger consideration (as defined below).

On July 25, 2017, RAI filed the articles of merger with the Secretary of State of the State of North Carolina, pursuant to which Merger Sub was merged with and into RAI, with RAI continuing as the surviving corporation and as a wholly owned subsidiary of BAT. Upon the completion of the merger, all the outstanding shares of RAI common stock (other than shares owned by BAT and its subsidiaries and shares held by shareholders who have properly asserted (and not lost or effectively withdrawn) a demand for appraisal rights) were converted into the right to receive (1) $29.44 in cash, without interest, and (2) a number of BAT ADSs representing 0.5260 of a BAT ordinary share (“stock portion of the merger consideration”). Each share of RAI’s series B preferred stock issued and outstanding immediately prior to the completion of the merger, all of which were held by a wholly owned subsidiary of RAI, remain issued and outstanding as one share of series B preferred stock of RAI, as the surviving corporation.

As a result of the merger, RAI common stock has ceased to trade on the NYSE and became eligible for delisting from the NYSE and termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). RAI has requested that NYSE file with the SEC a Notification of Removal from Listing on Form 25 with respect to the delisting of the RAI common stock from the NYSE. RAI intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 to deregister its common stock under the Exchange Act as promptly as practicable.

Item 16. Exhibits (Regulation M-A Item 1016)

Exhibit No.	Description

(a)(1)	The definitive proxy statement of Reynolds American Inc. (incorporated by reference to the definitive proxy statement on Schedule 14A filed by Reynolds American Inc. with the Securities and Exchange Commission on June 14, 2017) and the proxy statement supplement (incorporated by reference to Reynolds American Inc.’s Form 8-K dated July 11, 2017).

(a)(2)	Proxy Card for Meeting of Shareholders of Reynolds American Inc. (incorporated by reference to the definitive proxy statement).

(a)(3)	Letter to Reynolds American Inc. shareholders (incorporated by reference to the definitive proxy statement).

(a)(4)	Notice of Special Meeting of Reynolds American Inc. (incorporated by reference to the definitive proxy statement).

(a)(5)	Press release of Reynolds American Inc., dated January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(6)	Investor presentation of Reynolds American Inc., dated January 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(7)	BAT Fact Sheet (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(8)	Letter of Chief Executive of British American Tobacco p.l.c., dated January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(9)	Letter of President and Chief Executive Officer of Reynolds American Inc., dated January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(10)	Press release of British American Tobacco p.l.c., dated January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(11)	Investor presentation of British American Tobacco p.l.c., dated January 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(12)	Manager Talking Points, dated January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(13)	Transcript of transaction webcast of British American Tobacco p.l.c., held on January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(14)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(15)	CEO Employee Video Script (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

(a)(16)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 17, 2017).

Exhibit No.	Description

(a)(17)	Questions & Answers (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(18)	Twitter communications of Reynolds American Inc. relating to the proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(19)	Letter of RAI Trade Marketing Services Company (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(20)	Memorandum of RAI Trade Marketing Services Company (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(21)	Key Messages (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(22)	Questions & Answers (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(23)	Transcript of transaction call of Reynolds American Inc., held on January 17, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(24)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(25)	Presentation of Reynolds American Inc., dated January 18, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(26)	Presentation of Reynolds American Inc., dated January 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(27)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 18, 2017).

(a)(28)	Twitter communications of Reynolds American Inc. relating to the proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 19, 2017).

(a)(29)	Communication script of Reynolds American Inc. (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 20, 2017).

(a)(30)	Questions & Answers (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on January 23, 2017)

(a)(31)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on February 2, 2017).

(a)(32)	Presentation of Reynolds American Inc., dated February 13, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on February 13, 2017).

Exhibit No.	Description

(a)(33)	Speech of Chief Executive Officer of Reynolds American Inc., dated February 20, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on February 21, 2017).

(a)(34)	Presentation of Chief Executive Officer of Reynolds American Inc., dated February 21, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on February 21, 2017).

(a)(35)	Preliminary results for the year ended December 31, 2016 of British American Tobacco p.l.c., dated February 23, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on February 23, 2017).

(a)(36)	Communication script of Reynolds American Inc. (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on March 1, 2017).

(a)(37)	Press release of Reynolds American Inc., dated March 9, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on March 9, 2017).

(a)(38)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on March 9, 2017).

(a)(39)	Press release of British American Tobacco p.l.c., dated March 9, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on March 9, 2017).

(a)(40)	Twitter communications of Reynolds American Inc. relating to the proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on March 9, 2017).

(a)(41)	RAI Long-Term Incentive Program Design (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on March 13, 2017).

(a)(42)	Press release of Reynolds American Inc., dated April 5, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on April 5, 2017).

(a)(43)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on April 5, 2017).

(a)(44)	Press release of British American Tobacco p.l.c., dated April 5, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on April 5, 2017).

(a)(45)	Twitter communications of Reynolds American Inc. relating to the proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on April 5, 2017).

(a)(46)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on April 26, 2017).

(a)(47)	Transcript of the speech by Richard Burrows at the Annual General Meeting of British American Tobacco p.l.c., held on April 26, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on April 26, 2017).

(a)(48)	Presentation of Reynolds American Inc., dated May 5, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 5, 2017).

Exhibit No.	Description

(a)(49)	Transaction update script of Reynolds American Inc., dated May 5, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 5, 2017).

(a)(50)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 15, 2017).

(a)(51)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 31, 2017).

(a)(52)	Letter of President and Chief Executive Officer of Reynolds American Inc., dated May 30, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 31, 2017).

(a)(53)	Press release of Reynolds American Inc., dated May 30, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 31, 2017).

(a)(54)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on May 31, 2017).

(a)(55)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on June 9, 2017).

(a)(56)	Presentation of Reynolds American Inc., dated June 12, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on June 12, 2017).

(a)(57)	Press release of Reynolds American Inc., dated June 14, 2017 (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on June 14, 2017).

(a)(58)	Screenshots of website relating to proposed merger (incorporated by reference to Reynolds American Inc.’s Schedule 14A filed with the Securities and Exchange Commission on June 15, 2017).

(b)(1)	Acquisition facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent and the lenders and financial institutions party thereto (incorporated by reference to Exhibit 99.13 to the Amendment No. 4 to Schedule 13D filed by British American Tobacco p.l.c. with the Securities and Exchange Commission dated January 17, 2017).

†(c)(1)	Discussion Materials of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to the British American Tobacco p.l.c. Steering Committee, dated October 2016.

†(c)(2)	Draft Financial Valuation and Operational Key Messages of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to senior management of British American Tobacco p.l.c., dated October 2016.

†(c)(3)	Financial analysis for Project Flight entitled “Project Flight Discussion Materials,” of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to the Board of Directors of British American Tobacco p.l.c., dated October 2016.

†(c)(4)	Draft Valuation Reference Materials of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to senior management of British American Tobacco p.l.c., dated November 2016.

†(c)(5)	Discussion Materials of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to senior management of British American Tobacco p.l.c., dated November 21, 2016.

†(c)(6)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated November 8, 2016.

†(c)(7)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated December 7, 2016.

†(c)(8)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated December 20, 2016.

†(c)(9)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 10, 2017.

†(c)(10)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 14, 2017.

Exhibit No.	Description

†(c)(11)	Board Discussion Materials of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 16, 2017.

†(c)(12)	Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated October 28, 2016.

†(c)(13)	Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated November 4, 2016.

†(c)(14)	Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated November 8, 2016.

†(c)(15)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated November 23, 2016.

†(c)(16)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated December 7, 2016.

†(c)(17)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated December 20, 2016.

†(c)(18)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee of Reynolds American Inc., dated January 5, 2017.

†(c)(19)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated January 10, 2017.

†(c)(20)	Preliminary Discussion Materials of Goldman Sachs & Co. LLC to the Transaction Committee and the Board of Directors of Reynolds American Inc., dated January 14, 2017.

†(c)(21)	Discussion Materials of Goldman Sachs & Co. LLC to the Board of Directors of Reynolds American Inc., dated January 16, 2017.

†(c)(22)	Presentation by Lazard Frères & Co. to the Board of Directors of Reynolds American Inc., dated January 16, 2017.

(c)(23)	Opinion of Goldman Sachs & Co. LLC to the Transaction Committee, dated January 16, 2017 (incorporated by reference to Annex B of the definitive proxy statement).

(c)(24)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of Reynolds American Inc., dated January 16, 2017 (incorporated by reference to Annex C of the definitive proxy statement).

(c)(25)	Opinion of Lazard Frères & Co. to the Board of Directors of Reynolds American Inc., dated January 16, 2017 (incorporated by reference to Annex D of the definitive proxy statement).

†(c)(26)	Preliminary financial analysis entitled “Project Flight Discussion Materials,” of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to the British American Tobacco p.l.c. Steering Committee, dated October 2016.

†(c)(27)	Preliminary financial analysis entitled “Project Flight Discussion Materials,” of Centerview Partners UK LLP and Deutsche Bank AG, London Branch to a member of the British American Tobacco p.l.c. Steering Committee, dated October 2016.

(d)(1)	Agreement and Plan of Merger, dated as of January 16, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Reynolds American Inc. and Flight Acquisition Corporation and Amendment to Agreement and Plan of Merger, dated as of June 8, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc. (incorporated by reference to Annex A of the definitive proxy statement).

(d)(2)	Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated July 30, 2004).

(d)(3)	Amendment No. 1, dated as of November 18, 2004, to the Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Holdings Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated November 18, 2004).

Exhibit No.	Description

(d)(4)	Amendment No. 2, dated April 29, 2008, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated April 29, 2008).

(d)(5)	Amendment No. 3, dated November 11, 2011, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated November 14, 2011).

(d)(6)	Subscription and Support Agreement, dated as of July 15, 2014, among British American Tobacco p.l.c., Reynolds American Inc. and for limited purposes only, Brown & Williamson Holdings Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated July 16, 2014).

(d)(7)	Amendment No. 1 to the Subscription Agreement dated as of May 28, 2015, among British American Tobacco p.l.c., the Issuer and, for limited purposes only, Brown & Williamson Holdings Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated May 28, 2015).

(d)(8)	Share Repurchase Agreement, dated July 25, 2016, between Reynolds American Inc., Brown & Williamson Holdings, Inc. and Louisville Securities Limited (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated July 25, 2016).

(d)(9)	Letter Agreement re: Waiver, dated as of September 14, 2016, among Brown & Williamson Holdings, Inc., Reynolds American Inc. and British American Tobacco p.l.c. (incorporated by reference to Exhibit 99.9 to the Amendment No. 2 to Form 13-D filed by British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. and Louisville Securities Limited with the Securities and Exchange Commission dated September 16, 2016).

†(d)(10)	Letter Agreement re: Share Repurchases, dated as of February 13, 2017, between British American Tobacco p.l.c. and Reynolds American Inc.

(f)(1)	Statutory merger dissenters’ rights as described under the section titled Appraisal Rights (incorporated by reference to the definitive proxy statement).

(f)(2)	Article 13 of the North Carolina Business Corporation Act (incorporated by reference to Annex E of the definitive proxy statement).

(g)	None.

†	Previously filed

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 25, 2017

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III
	Name:	McDara P. Folan, III
	Title:	Senior Vice President, Deputy General Counsel and Secretary